Exhibit (a)(5)(iii)

For Immediate Release                                                                                                                                                                                                      Media contacts: Dan Flaherty, +1 617.954.4256
                                                                                                                                                                                                                     For shareholders/advisors: Jeffrey Schwarz, +1 617.954.5872

MFS HIGH YIELD MUNICIPAL TRUST COMMENCES TENDER OFFER
BOSTON (October 6, 2023) – MFS® High Yield Municipal Trust (the “Fund”) (NYSE: CMU) today commenced a cash tender offer for the Fund’s common shares. The Fund is offering to purchase up to 10% of the Fund’s outstanding common shares (the “Shares”) at a price per Share equal to 98% of the Fund’s net asset value (“NAV”) per Share calculated as of the close of regular trading on the New York Stock Exchange on the date the offer expires. The tender offer will expire at 5:00 P.M., Eastern Standard Time on November 6, 2023, unless extended. The pricing date will also be November 6, 2023, unless the tender offer is extended. If the number of shares tendered exceeds the maximum amount of the offer, the Fund will purchase shares from tendering shareholders on a pro rata basis.

The tender offer is being made on the terms and subject to the conditions set forth in the Fund’s tender offer statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) that have been filed with the U.S. Securities and Exchange Commission (the “SEC”). All of these documents contain important information about the tender offer. Shareholders of the Fund are urged to read them carefully before any decision is made with respect to the offer. Shareholders of the Fund can obtain a free copy of each of these documents at the SEC’s website at www.sec.gov or from the Fund by calling Georgeson LLC, the Fund’s information agent for the tender offer, at 1-866-541-3547. This press release is not a recommendation, an offer to purchase, or a solicitation of an offer to sell shares of the Fund and is not a prospectus, circular or representation intended for use in the purchase or sale of Fund shares.

About the Fund
The Fund is a closed-end investment company product advised by MFS Investment Management. Closed end funds, unlike open-end funds, are not continuously offered. Except pursuant to a Tender Offer, common shares of the Fund are only available for purchase/sale on the NYSE at the current market price. Shares may trade at a discount to NAV. Shares of the Fund are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Shares of the Fund involve investment risk, including possible loss of principal. For more complete information about the Fund, including risks, charges, and expenses, please see the Fund's annual and semi-annual shareholder reports or contact your financial adviser.

About MFS Investment Management
In 1924, MFS launched the first U.S. open-end mutual fund, opening the door to the markets for millions of everyday investors. Today, as a full-service global investment manager serving financial advisors, intermediaries, and institutional clients, MFS still serves a single purpose: to create long-term value for clients by allocating capital responsibly. That takes our powerful investment approach combining collective expertise, thoughtful risk management and long-term discipline. Supported by our culture of shared values and collaboration, our teams of diverse thinkers actively debate ideas and assess material risks to uncover what we believe are the best investment opportunities in the market. As of September 30, 2023, MFS manages $555.9 billion in assets on behalf of individual and institutional investors worldwide. Please visit mfs.com for more information.

MFS Investment Management 111 Huntington Ave., Boston, MA  02199
# # #